CITIGROUP DIVERSIFIED FUTURES FUND L.P.
                                   Supplement
                          dated November 7, 2006 to the
                       Prospectus and Disclosure Document
                                dated May 1, 2006

This Supplement amends and updates the Prospectus and Disclosure Document dated May 1, 2006, of Citigroup Diversified Futures Fund L.P. and should be read in conjunction therewith.

     As of October 27, 2006, the following changes in the principals of the general partner became effective:

     Ms. Maureen O'Toole resigned as a director.

     Mr. Daniel R. McAuliffe, Jr. resigned as chief financial officer.

     Ms. Jennifer Magro was appointed chief financial officer.

     Mr. Steven Ciampi was appointed a director.



                          THE GENERAL PARTNER (page 26)

Principals (page 27)

Mr. Ciampi, age 51, is the Head of Product Development and Strategic Initiatives for the Hedge Fund and Managed Futures business for Citigroup Alternative Investments in Europe. Mr. Ciampi joined Citigroup in 1993 as part of the Institutional Futures division in its Chicago office. He relocated to London and was responsible for Citigroup's futures business in Europe and Australia from 1997 until 2001. From 2001 to 2005, he was the European Head of Equity Finance and Prime Brokerage. Mr. Ciampi began his career with Drexel Burnham Lambert. He was previously a Vice Chairman of the UK Futures Industry Association, an Executive Committee member of the Futures and Options Association, and a member of the Chicago Board of Trade.